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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 12b-25


                        Commission File Number 0-233-59

                          NOTIFICATION OF LATE FILING

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(Check One):  |X| Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR
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For Period Ended:             December 31, 1999
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-          [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant          Anchor Glass Container Corporation.
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Former name if applicable

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Address of principal executive office (Street and number)

                                       4343 Anchor Plaza Parkway
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City, state and zip code                  Tampa, Florida  33634
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                                    PART II
                            RULE 12b-25 (b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
 |X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




                                    PART III
                                   NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

         On February 17, 2000, Owens-Brockway Glass Container, Inc. ("Owens") commenced an action against the Company alleging violations of a Technical Assistance and License Agreement between the Company and Owens. Owens is seeking various forms of relief including (1) permanent injunction restraining the Company from infringing Owen's patents and using or disclosing Owen's trade secrets, and (2) damages for breaches of the Technical Assistance and License Agreement. A hearing is scheduled on Owen's motion for a preliminary injunction on April 12, 2000. Because the outcome of the hearing on April 12, 2000 could significantly impact the Company's disclosure in its Annual Report on Form 10-K, the Company is requesting an extension of fifteen
         (15) days to file its Annual Report on Form 10-K for the year ended December 31, 1999.



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                                    PART IV
                               OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

                Lois Spruill                    (813)  884-0000
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                   (Name)                  (Area code) (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                              [ ] Yes   [X] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Anchor Glass Container Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 30, 2000          By    /s/ M. William Lightner, Jr.
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                                          M. William Lightner, Jr.
                                          Senior Vice President - Finance and
                                          Chief Financial Officer



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